SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

January 24, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

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in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew acquires Tusker Medical, Inc., developer of Tula, a new system for in-office delivery of ear tubes to treat recurrent or persistent ear infections

The FDA-approved 'Breakthrough Device' is the first system that can be used to place ear tubes in young children using local anaesthesia in the physician-office setting

This acquisition is highly complementary to Smith+Nephew's ENT portfolio, with the same customer and patient populations

24 January 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, today announces that it has acquired California-based Tusker Medical, Inc. ("Tusker"), the developer of the Tula System, an in-office solution for tympanostomy tubes (commonly known as ear tubes). The acquisition supports Smith+Nephew's strategy to invest in innovative technologies that address unmet clinical needs.

Every year in the United States alone, approximately 700,0001 children undergo tympanostomy tube placement surgery to address recurrent ear infections or persistent fluid in the middle ear. These procedures are traditionally performed under general anaesthesia in operating rooms.

The Tula system enables placement of ear tubes in the physician's office without general anaesthesia for patients six months and older. Using Tula, a physician numbs the eardrum using novel, child-friendly anaesthesia while the patient may sit up, play, and watch videos. A specialised tube delivery system allows the physician to place an ear tube precisely in less than half a second using an automated device.

Tula received Breakthrough Device2 designation from the FDA, and on 25 November 2019 received pre-market approval (PMA). At this time, Jeff Shuren, M.D., director of the FDA's Center for Devices and Radiological Health, said:

"Today's approval offers patients an option for the treatment of recurrent ear infections that does not require general anaesthesia. As millions of children suffer from ear infections every year, it is important to have safe and effective treatments available to this susceptible patient population. This approval has the potential to expand patient access to a treatment that can be administered in a physician's office with local anaesthesia and minimal discomfort."

Tusker is highly complementary to Smith+Nephew's existing ENT business, with the same customer and patient populations. Smith+Nephew's COBLATION technology is widely used in tonsillectomy and soft tissue management, and is used by both general and paediatric ENT surgeons.

Brad Cannon, President of Sports Medicine & ENT at Smith+Nephew, said:

"The Tula System is a truly innovative option for physicians treating incredibly common ear conditions. It is a game-changer when treating children, removing the risk and stress of general anaesthesia for patients and caregivers. Tula is a highly complementary addition to our ENT portfolio, and we are excited to significantly improve the treatment options for surgeons and patients with the launch of this technology."

Amir Abolfathi, President & Chief Executive Officer at Tusker, said:

 "I am immensely proud of the paediatric-focused technology that we have developed, and to receive PMA approval along with Breakthrough Device designation from the FDA. Smith+Nephew is well-placed to accelerate and broaden the launch of Tula and we look forward to working together to improve the quality of life of the millions of children who suffer from ear infections every year."

Tula consists of the Tula Iontophoresis System that induces local anaesthesia using TYMBION™ and the Tula Tube Delivery System that creates a myringotomy and inserts a tympanostomy tube. Smith+Nephew expects to begin commercial launch of Tula in the US in the first quarter of 2020. All Tusker employees are expected to join Smith+Nephew.

The transaction was financed from existing cash and debt facilities. The commercial terms have not been disclosed.

ENDS

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds / Francesca Dunning	+44 (0) 1923 477314
Smith+Nephew

Charis Gresser / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

References
1   Source: Hall et al. Ambulatory Surgery Data From Hospitals and Ambulatory Surgery Centers: United States, 2010; National Health Statistics Reports, 102, Feb 28 2017
2   According to the FDA, to qualify for Breakthrough Device designation, "a device must be intended to treat or diagnose a life-threatening or irreversibly debilitating disease or condition and meet one of the following criteria: the device must represent a breakthrough technology; there must be no approved or cleared alternatives; the device must offer significant advantages over existing approved or cleared alternatives; or the availability of the device is in the best interest of patients." http://bit.ly/39OMSGX

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 16,000+ employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.9 billion in 2018. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.
◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

 TYMBION is a trademark of Tusker

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: January 24, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary